JANUARY 23 2013

SOLARFLEX CORP

TO THE

UNITED STATES SECURITIES AND EXCHANGE COMMISSIONS

DAVID BURTON

RE: 10K FYE 2011

Dear Sirs

We acknowledge that SOLARFLEX Corp is responsible for the adequacy and accuracy of the disclosure in its filing and that Staff comments or changes to disclosures in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing. We also represent that we will not assert Staff comments as a defiance in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

In response to your letters dated JANUARY 1 2013 please further note in response to your query in relation to Exhibit 32.2 / 32.1 in the form 10K filed for the year ending December 31 2011 , please note that the wording December 31 2010 was written in error (2010) and it has been amended to December 31 2011 in an amended 10k #1 just filed ( for the year ending December 31 2011 )

Yours Truly

SERGEI ROGOV

CEO